Mercedes-Benz Auto Lease Trust 2019-A
Investor Report

Collection Period Ended   31-Dec-2019

Amounts in USD

Dates

Collection Period No.	12	
Collection Period (from... to)	1-Dec-2019	31-Dec-2019
Determination Date	13-Jan-2020	
Record Date	14-Jan-2020	
Payment Date	15-Jan-2020	
Interest Period of the Class A-1 Notes (from... to)	16-Dec-2019	15-Jan-2020	Actual/360 Days	30
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 1/15/2020)	15-Dec-2019	15-Jan-2020	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	265,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	479,000,000.00	281,416,969.72	230,908,145.21	50,508,824.51	105.446398	0.482063
Class A-3 Notes	479,000,000.00	479,000,000.00	479,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	94,110,000.00	94,110,000.00	94,110,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,317,110,000.00**	**854,526,969.72**	**804,018,145.21**	**50,508,824.51**		
Overcollateralization	227,885,985.84	247,199,357.73	247,199,357.73			
Total Securitization Value	**1,544,995,985.84**	**1,101,726,327.45**	**1,051,217,502.94**			
present value of lease payments	611,860,521.38	302,156,880.18	279,042,923.68			
present value of Base Residual Value	933,135,464.46	799,569,447.27	772,174,579.26			

	Amount	Percentage
Initial Overcollateralization Amount	227,885,985.84	14.75%
Target Overcollateralization Amount	247,199,357.73	16.00%
Current Overcollateralization Amount	247,199,357.73	16.00%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	2.743390%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	3.010000%	705,887.57	1.473669	51,214,712.08	106.920067
Class A-3 Notes	3.100000%	1,237,416.67	2.583333	1,237,416.67	2.583333
Class A-4 Notes	3.250000%	254,881.25	2.708333	254,881.25	2.708333
Total		**2,198,185.49**		**$52,707,010.00**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,467,746,186.55	1,024,476,528.16	973,967,703.65

Available 2019-A Collections

Lease Payments Received	22,848,413.03
Net Sales Proceeds-early terminations (incl Defaulted Leases)	19,307,068.67
Net Sales Proceeds-scheduled terminations	16,065,628.13
Excess wear and tear included in Net Sales Proceeds	69,024.23
Excess mileage included in Net Sales Proceeds	223,547.70
Subtotal	58,221,109.83
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	74,301.02
Total Available Collections	**58,295,410.85**

Distribution on the Exchange Note

(1) Total Servicing Fee		918,105.27
Nonrecoverable Advances to the Servicer		0.00
(2) Exchange Note Interest Distributable Amount	(3.26%)	2,783,161.23
(3) Exchange Note Principal Distributable Amount		50,508,824.51
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount		0.00
(5) Remaining Funds Payable		4,085,319.84
Total Distribution		**58,295,410.85**

Available Funds ABS Notes

Total Exchange Note Payments	53,291,985.74
Reserve Account Draw Amount	0.00
Total Available Funds	**53,291,985.74**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	2,198,185.49
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	50,508,824.51
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	584,975.74
Total Distribution	**53,291,985.74**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	918,105.27	918,105.27	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	2,198,185.49	2,198,185.49	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	705,887.57	705,887.57	0.00
thereof on Class A-3 Notes	1,237,416.67	1,237,416.67	0.00
thereof on Class A-4 Notes	254,881.25	254,881.25	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	2,198,185.49	2,198,185.49	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	50,508,824.51	50,508,824.51	0.00
Principal Distribution Amount	50,508,824.51	50,508,824.51	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,862,489.96
Reserve Fund Amount - Beginning Balance	3,862,489.96
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	5,251.65
minus Net Investment Earnings	5,251.65
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,862,489.96
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	5,251.65
Net Investment Earnings on the Exchange Note	
Collection Account	69,049.37
Investment Earnings for the Collection Period	74,301.02

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,544,995,985.84	38,227
Securitization Value beginning of Collection Period	1,101,726,327.45	31,035
Principal portion of lease payments	16,279,708.69	
Terminations- Early	16,424,875.74	
Terminations- Scheduled	13,466,207.48	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	4,338,032.60	
Securitization Value end of Collection Period	1,051,217,502.94	29,893

Pool Factor	68.04%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	8.70%	8.70%
Weighted Average Remaining Term (months)	23.64	14.45
Weighted Average Seasoning (months)	14.32	23.80
Aggregate Base Residual Value	1,100,930,284.17	849,920,714.06
Cumulative Turn-in Ratio		89.99%
Proportion of base prepayment assumption realized life to date		46.08%
Actual lifetime prepayment speed		0.42%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,046,696,092.07	29,783	99.57%
31-60 Days Delinquent	3,279,034.75	79	0.31%
61-90 Days Delinquent	783,723.69	20	0.07%
91-120 Days Delinquent	458,652.43	11	0.04%
Total	1,051,217,502.94	29,893	100.00%

Delinquency Trigger		**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.118%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

	Current		Cumulative	
Credit Loss	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	625,693.36	18	13,391,159.38	363
Liquidation Proceeds	565,634.49		11,672,522.48	
Recoveries	184,528.59		1,879,771.74	
Principal Net Credit Loss / (Gain)	(124,469.72)		(161,134.84)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.139)%	
Prior Collection Period	(0.315%)	
Second Prior Collection Period	0.297 %	
Third Prior Collection Period	0.032 %	
Four Month Average	(0.031)%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value		(0.010)%
Average Net Credit Loss / (Gain)		(443.90)

	Current		Cumulative	
Residual Loss	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	33,603,422.46	1,124	254,219,827.66	7,969
Sales Proceeds and Other Payments Received	32,971,940.89		259,551,788.22	
Residual Loss / (Gain)	631,481.57		(5,331,960.56)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.704%	
Prior Collection Period	(1.477%)	
Second Prior Collection Period	(1.208%)	
Third Prior Collection Period	0.070 %	
Four Month Average	(0.478)%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value		(0.345)%
Average Residual Loss / (Gain)		(669.09)